UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 67625 / August 9, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14932

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In the Matter of

	:	
ANGELCITI ENTERTAINMENT, INC.,	:	
BODYTEL SCIENTIFIC, INC.,	:	ORDER MAKING FINDINGS AND
CLEARANT, INC.,	:	REVOKING REGISTRATIONS BY
COMDIAL CORP.	:	DEFAULT AS TO FIVE
(n/k/a CMDL CORPORATION),	:	RESPONDENTS
DATAMETRICS CORP., and	:	
GREEN ENERGY GROUP, INC.	:	
(a/k/a eCOM eCOM.COM, INC.)	:	

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The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative Proceedings (OIP) on June 29, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that AngelCiti Entertainment, Inc. (AngelCiti), BodyTel Scientific, Inc. (BodyTel), Clearant, Inc. (Clearant), Comdial Corp. (n/k/a CMDL Corporation) (Comdial), and DataMetrics Corp. (DataMetrics) (collectively, Respondents) have repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.[1]

The Office of the Secretary and the Division of Enforcement have provided evidence that Respondents were served with the OIP by July 3, 2012. See 17 C.F.R. § 201.141(a)(2)(ii). To date, Respondents have not filed Answers, which were due ten days after service of the OIP. OIP at 3; 17 C.F.R. §§ 201.160, .220(b). On July 19, 2012, Respondents were ordered to show cause, by August 3, 2012, why the registrations of their securities should not be revoked by default. A telephonic prehearing conference was held on August 7, 2012. Only Green Energy Group, Inc. (a/k/a eCom eCom.Com, Inc.), responded to the order to show cause and participated in the prehearing conference.

Respondents are in default for failing to file Answers, appear at the prehearing conference, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

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[1] Green Energy Group, Inc. (a/k/a eCom eCom.Com, Inc.), remains in this proceeding.

Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

AngelCiti (Central Index Key Number (CIK No.) 1084122) is a revoked corporation located in Boca Raton, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). AngelCiti is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2008, which reported a net loss of $2,167 for the prior three months. As of June 25, 2012, the common stock of AngelCiti was quoted on OTC Link (formerly "Pink Sheets") operated by OTC Markets Group Inc. (OTC Link), had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

BodyTel (CIK No. 1341259) is a defaulted Nevada corporation located in Jacksonville, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). BodyTel is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended August 31, 2008, which reported a net loss of $13,682,802 for the prior six months. As of June 25, 2012, the common stock of BodyTel was quoted on OTC Link, had ten market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Clearant (CIK No. 1238579) is a forfeited Delaware corporation located in Orlando, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Clearant is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2009, which reported a net loss of $1,038,000 for the prior six months. As of June 25, 2012, the common stock of Clearant was quoted on OTC Link, had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Comdial (CIK No. 230131) is a dissolved Delaware corporation located in Sarasota, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Comdial is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 2004, which reported a net loss of $7,678,000 for the prior year. On May 26, 2005, Comdial filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, which was still pending as of June 25, 2012. As of June 25, 2012, the common stock of Comdial was not publicly quoted or traded.

DataMetrics (CIK No. 27082) is a void Delaware corporation located in Orlando, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). DataMetrics is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended January 31, 2008, which reported a net loss of $190,000 for the prior three months. As of June 25, 2012, the common stock of DataMetrics was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of AngelCiti Entertainment, Inc., BodyTel Scientific, Inc., Clearant, Inc., Comdial Corp. (n/k/a CMDL Corporation), and DataMetrics Corp., is hereby REVOKED.

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Cameron Elliot
Administrative Law Judge